UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER
 001-38333

CUSIP NUMBER
 G3206V100

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Estre Ambiental, Inc.

(Full Name of Registrant)
Boulevard Acquisition Corp II Cayman Holding Company

(Former Name if Applicable)
1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor

(Address of Principal Executive Office (Street and Number))
São Paulo, SP, Brazil, 04543-900

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
In response to the events set forth on the Form 6-K disclosed on March 5, 2018, the senior management of Estre Ambiental, Inc. (the “Company”), at the direction of a committee of independent members of the Company’s board of directors, is currently conducting an internal evaluation process.
As the internal evaluation process is still ongoing, the Company was unable to file its Form 20-F as of and for the year ended December 31, 2017 by April 30, 2018.
The Company currently expects to issue its results for the year ended December 31, 2017 before the market opens on May 30, 2018 and expects to file its Form 20-F as soon as possible thereafter.
Forward-Looking Statements
This Form 12b-25 contains forward-looking statements. These statements are not historical facts, and are based on management's current view, estimates and projections of future events and trends that currently affect or might affect the Company’s business, results and operations. Statements regarding the implementation of future actions, plans or strategies, and the factors or trends affecting financial condition, liquidity or results of operations, are examples of forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties including, but not limited to, failure to comply with laws or regulations; the outcome of ongoing investigations and any new facts or information that may arise in relation thereto, including financial statement impact; the effectiveness of the Company’s risk management policies and procedures, including operational risk; and litigation, such as class actions or tax assessments brought by governmental and regulatory agencies, general economic and market conditions, industry conditions, and operating factors. Forward-looking statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause future events, including the Company’s results of operations, to differ materially from current expectations. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fabio D’Avila Carvalho	+55 11	3709-2358
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date hereof, the Company has not yet finalized its consolidated financial statements as of and for the year ended December 31, 2017 to be included in the Form 20-F. However, the Company anticipates that the following significant changes in its results of operations from the last fiscal year will be reflected in these financial statements once finalized, among potential others:
1.  Brazilian Tax Regularization Program Impact. The Company expects its 2017 results to reflect the effects of its participation in the Brazilian Tax Regularization Program (the “Program”) in May 2017, which allowed the Company to settle certain of its tax debts under administrative or judicial discussion using tax loss carryforwards. As previously disclosed in the Company's proxy statement/prospectus on Form F-4 issued on December 8, 2017, as supplemented on December 15, 2017 (the “Form F-4”), and reflected in the Company's financial statements for the six months ended June 30, 2017 reviewed by Ernst & Young Auditores Independente S.S. (“E&Y”) included in the Form F-4, the main income statement effects of entering into the Program are expected to be (i) recognition of an anticipated gain of approximately R$370.2 million (US$111.9 million) recorded under “Income and Social Contribution Taxes” reflecting the recognition of tax loss carryforwards that were applied in partial settlement of the tax debts and (ii) a R$120.4 million (US$36.4 million) anticipated increase in interest expenses recorded under “Finance Expenses” reflecting interest accrued on the balance of taxes settled through the Program; and
2.  Debt Restructuring Impact. The Company expects to record additional finance income of approximately R$91 million (approximately US$28 million) in respect of an8.5% write-off on the balance of the outstanding principal and interest of its debentures that took place as part of a debt restructuring completed on December 21, 2017. A description of this debt restructuring was contained in the F-4.
The foregoing information is unaudited and is based on the Company's estimates of its results of operations for the year ended December 31, 2017 available as of the date of this form. Accordingly, the Company's actual results may differ significantly from the estimates set forth above and there may be other significant changes in the Company's results of operations for the year ended December 31, 2017 from the last fiscal year that are not described above, including the potential impact that the internal evaluation findings might have on the Company's 2017 consolidated financial statements to be included in its Form 20-F, which the Company is still assessing with E&Y.
For convenience purposes only, the amounts in Brazilian reais (R$) for the year ended December 31, 2017 presented above have been translated to U.S. dollars (US$) using the rate R$3.3080 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of December 31, 2017, as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate.

Estre Ambiental, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 1, 2018	By	/s/ Fabio D’Avila Carvalho
Name: Fabio D’Avila Carvalho
Title: Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).